Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	First Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	June 14, 2003	February 22, 2003	February 23, 2002	February 24, 2001	February 26, 2000	February 27, 1999
	(In thousands, except ratios)
Earnings before income taxes	$117,402	$408,004	$331,998	$139,590	$445,393	$316,261
Less undistributed earnings of less than fifty percent owned affiliates	(4,064)	(16,368)	(13,450)	(9,429)	(6,605)	(5,943)

Earnings before income taxes	113,338	391,636	318,548	130,161	438,788	310,318
Interest expense	49,575	182,499	194,294	212,898	154,482	124,111
Interest on operating leases	12,903	44,864	35,971	29,047	23,838	18,574

Subtotal	175,816	618,999	548,813	372,106	617,108	453,003

Total fixed charges	$62,478	$227,363	$230,265	$241,945	$178,320	$142,685

Ratio of earnings to fixed charges	2.81	2.72	2.38	1.54	3.46	3.17